

**14047531**

NITEDSTATES
DEXCHANGECOMMISSION
ngton, D.C. 20549

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED

MAR 0 4 2014

| SEC FILE NUMBER |
| --- |
| 8- 67600 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2013___ AND ENDING___December 31, 2013___
                                    MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEMA Partners, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 LaVerne Avenue
_____
(No. and Street)

Mill Valley                     California                     94941
_____
(City)                          (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Cann                                              (415) 383-4743
_____
                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
_____
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170         Northridge         California         91324
_____
(Address)                             (City)             (State)            (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __Howard Cann_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__KEMA Partners, LLC_____ , as

of _____December 31____ , 20 _13___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

State of _California_
County of _Marin_
Subscribed and sworn to (or affirmed) before me on
this _11th_ day of _Feb_ _2014_ by
_Howard Cann_ proved to me on
the basis of satisfactory evidences to be the person
who appeared before me.

_____
Notary Public

_____
Signature

_CFO_
_____
Title

LISA A. WALSMITH
Commission # 1958482
Notary Public - California
Marin County
My Comm. Expires Oct 28, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**BREARD & ASSOCIATES, INC.**
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Board of Directors
KEMA Partners LLC:

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of KEMA Partners LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KEMA Partners LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 25, 2014

## KEMA Partners LLC
## Statement of Financial Condition
## December 31, 2013

### Assets

| | | |
|---|---|---:|
| Cash | $ | 51,077 |
| Acounts receivable | | 195,248 |
| Prepaid expense | | 1,876 |
| **Total assets** | $ | 248,201 |

### Liabilities and Members' Equity

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 196,888 |
| Income taxes payable | | 2,500 |
| **Total liabilities** | | 199,388 |

Commitments and contingencies

**Members' equity**

| | | |
|---|---|---:|
| Members' equity | | 48,813 |
| **Total members' equity** | | 48,813 |
| **Total liabilities and members' equity** | $ | 248,201 |

*The accompanying notes are an integral part of these financial statements.*

# KEMA Partners LLC
## Statement of Income
### For the Year Ended December 31, 2013

**Revenues**

| | | |
|---|---|---:|
| Advisory fees | $ | 1,567,167 |
| Private placement fees | | 665,625 |
| Investment banking fees | | 2,240,409 |
| Other income | | 83,100 |
| **Total revenues** | | 4,556,301 |

**Expenses**

| | |
|---|---:|
| Professional fees | 3,727,728 |
| Commission expense | 589,750 |
| Communications | 13,684 |
| Occupancy and equipment rental | 2,400 |
| Regulatory fees | 5,897 |
| Other operating expenses | 32,102 |
| **Total expenses** | 4,371,561 |
| **Net income (loss) before income tax provision** | 184,740 |

| | | |
|---|---|---:|
| **Income tax provision** | | 3,300 |
| **Net income (loss)** | $ | 181,440 |

# KEMA Partners LLC
## Statement of Changes in Members' Equity
### For the Year Ended December 31, 2013

|                                 | Members' Equity |
| ------------------------------- | --------------: |
| Balance at December 31, 2012    | $     58,998    |
| Members' distributions          |      (191,625)  |
| Net income (loss)               |       181,440   |
| Balance at December 31, 2013    | $     48,813    |

## KEMA Partners LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2013

**Cash flow from operating activities:**

| | | | |
|---|---|---:|---:|
| Net income (loss) | | | $ 181,440 |
| Adjustments to reconcile net income (loss) to net | | | |
| cash provided by (used in) operating activities: | | | |
| (Increase) decrease in assets: | | | |
|     Acounts receivable | $ | (13,043) | |
|     Prepaid expense | | (1,344) | |
| Increase (decrease) in liabilities: | | | |
|     Accounts payable and accrued expenses | | 17,130 | |
|     Income taxes payable | | 2,500 | |
|     Total adjustments | | | 5,243 |
| **Net cash provided by (used in) operating activities** | | | 186,683 |
| **Net cash provided by (used in) in investing activities** | | | - |

**Cash flow from financing activities:**

| | | | |
|---|---|---:|---:|
| Capital distributions | | (191,625) | |
| **Net cash provided by (used in) financing activities** | | | (191,625) |
| **Net increase (decrease) in cash** | | | (4,942) |
| **Cash at beginning of year** | | | 56,019 |
| **Cash at end of year** | | | $ 51,077 |

**Supplemental disclosure of cash flow information:**

Cash paid during the year for:

| | | |
|---|---|---:|
|     Interest | $ | - |
|     Income taxes | $ | 800 |

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

KEMA Partners LLC (the "Company") was organized as a California Limited Liability Company (LLC) on November 16, 2006. On August 24 2007, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

## Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee, with a minimum franchise tax. As of December 31, 2013, the income tax provision consists of the following:

| | | |
|---|---|---|
| Franchise tax | $ | 800 |
| Gross receipts fee | | 2,500 |
| | | |
| Total income tax provision | $ | 3,300 |

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

## Note 3: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with one of its members, whereby the member provides office space for the Company. For the year ended December 31, 2013, the Company incurred $2,400 in rent expenses, included in occupancy expense on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 4: COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**KEMA Partners LLC**
**Notes to Financial Statements**
**December 31, 2013**

## Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU Number | Title | Effective Date |
|---|---|---|
| | | |
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income *(June 2011)*. | After 12/15/11 |
| | | |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities *(December 2011)*. | After 01/01/13 |
| | | |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 *(December 2011)*. | After 12/15/11 |
| | | |
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013)* | After 12/15/13 |

| | | |
|---|---|---|
| | | |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013)*. | After 12/15/13 |

# KEMA Partners LLC
## Notes to Financial Statements
### December 31, 2013
### Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

### Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $33,648 which was $20,355 in excess of its required net capital of $13,293; and the Company's ratio of aggregate indebtedness ($199,388) to net capital was 5.93 to 1, which is less than the 15 to 1 maximum allowed.

### Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $2,500 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 36,148 |
| Adjustments: | | |
| Members' equity | $ (2,500) | |
| Total adjustments | | (2,500) |
| Net capital per audited statements | | $ 33,648 |

**Computation of net capital**

| | | | | |
|---|---|---|---|---|
| Members' equity | $ | 48,813 | | |
| | | | | |
| **Total members' equity** | | | $ | 48,813 |
| Less: Non-allowable assets | | | | |
| Accounts receivable, in excess of related payable | | (6,820) | | |
| Accounts receivable | | (6,469) | | |
| Prepaid expense | | (1,876) | | |
| | | | | |
| **Total non-allowable assets** | | | | (15,165) |
| | | | | |
| **Net capital** | | | | 33,648 |

**Computation of net capital requirements**
Minimum net capital requirements

| | | | | |
|---|---|---|---|---|
| 6 2/3 percent of net aggregate indebtedness | $ | 13,293 | | |
| | | | | |
| Net capital required (greater of above) | | | | (13,293) |
| **Excess net capital** | | | $ | 20,355 |
| | | | | |
| Ratio of aggregate indebtedness to net capital | | 5.93 : 1 | | |

There was a difference of $2,500 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013 (See Note 7).

# KEMA Partners LLC
## Schedule II - Computation for Determining of Reserve
## Requirements Pursuant to Rule 15c3-3
## As of December 31, 2013

A computation of reserve requirements is not applicable to KEMA Partners LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

**KEMA Partners LLC**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2013**


Information relating to possession or control requirements is not applicable to KEMA Partners LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

KEMA Partners LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2013



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
KEMA Partners LLC:

In planning and performing our audit of the financial statements of KEMA Partners LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

WE FOCUS & CARE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 25, 2014

KEMA Partners LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2013



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
KEMA Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by KEMA Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating KEMA Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KEMA Partners LLC's management is responsible KEMA Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by KEMA Partners LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 25, 2014

**KEMA Partners LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2013**

|  | Amount |
|---|---|
| Total assessment | $ 11,183 |
| SIPC-6 general assessment Payment made on July 29, 2013 | (3,533) |
| SIPC-7 general assessment Payment made on February 12, 2014 | (7,650) |
| Total assessment balance (overpayment carried forward) | $ - |

KEMA Partners LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013